UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

RiskOn International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

27888N406

(CUSIP Number)

Milton C. Ault, III

AULT ALLIANCE, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ault Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 877,472,192(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 877,472,192(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,472,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.50%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 746,618,551 shares of common stock that may be issuable upon conversion of approximately 9,220.74 shares of Series B Convertible Preferred Stock owned by the Reporting Person, (ii) 129,977,166 shares of common stock that may be issuable upon conversion of approximately 642.09 shares of Series D Convertible Preferred Stock owned by the Reporting Person, and (iii) 876,475 shares of common stock owned by Ault Lending, LLC. Excludes (X) 1,015,444 shares of common stock issuable upon conversion of 703 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, LLC and (Y) shares of common stock that may be issued to Ault Lending, LLC in lieu of cash for dividend payments on shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,669,623(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,669,623 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,623 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 876,475 shares of common stock owned by the Reporting Person and (ii) 793,148 shares of common stock that may be issuable upon conversion of approximately 549.10 shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person. Excludes (X) 222,296 additional shares of common stock that may be issuable upon conversion of approximately 153.90 additional shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and (Y) shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments on shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.

1	NAME OF REPORTING PERSONS Ault & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents shares of common stock owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000(1)
	8	SHARED VOTING POWER 877,514,192(2)
	9	SOLE DISPOSITIVE POWER 7,000(1)
	10	SHARED DISPOSITIVE POWER 877,514,192(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,521,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.51%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock owned by the Reporting Person. Excludes 28,092,737 shares of common stock issuable upon conversion of approximately 346.95 shares of Series C Convertible Preferred Stock owned by the Reporting Person. The Series C Convertible Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.
(2)	Represents (i) 42,000 shares of common stock owned by Ault & Company, Inc., (ii) 876,475 shares of common stock owned by Ault Lending, LLC, (iii) 746,618,551 shares of common stock that may be issuable upon conversion of approximately 9,220.74 shares of Series B Convertible Preferred Stock owned by Ault Alliance, Inc., and (iv) 129,977,166 shares of common stock that may be issuable upon conversion of approximately 642.09 shares of Series D Convertible Preferred Stock owned by Ault Alliance, Inc. Excludes 1,015,444 shares of common stock issuable upon conversion of 703 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, LLC and shares of common stock that may be issued to Ault Lending, LLC in lieu of cash for dividend payments on shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.

1	NAME OF REPORTING PERSONS Henry C.W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,715,656(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,715,656 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 11,250,223 additional shares of common stock that may be issuable upon conversion of approximately 138.94 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

1	NAME OF REPORTING PERSONS Joseph Spaziano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,715,656 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,715,656 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 3,686,797 additional shares of common stock that may be issuable upon conversion of approximately 45.53 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

1	NAME OF REPORTING PERSONS Douglas Gintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,715,656 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,715,656 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 5,847,777 additional shares of common stock that may be issuable upon conversion of approximately 72.22 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

1	NAME OF REPORTING PERSONS Robert O. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 432,194 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 432,194 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of approximately 5.33 shares of Series C Convertible Preferred Stock.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the undersigned on March 10, 2023, as amended on November 17, 2023 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  This Amendment No. 2 is being filed to reflect, among other things, a change in beneficial ownership resulting from the Issuer (as hereinafter defined) being delisted from the Nasdaq Capital Market (the “Exchange”), effective June 13, 2024, which resulted in shares of preferred stock issued and outstanding being able to be converted into additional number of Shares (as hereinafter defined). Once the Issuer was delisted from the Exchange, blocker provisions relating to the conversion of preferred shares, which were required by the Exchange, were no longer applicable.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of RiskOn International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          This statement is filed by:

(i)	Ault Alliance, Inc., a Delaware corporation (“AAI”), with respect to the Shares beneficially owned directly by it and through its subsidiary Ault Lending, LLC;

(ii)	Ault Lending, LLC, a California limited liability company (“Ault Lending”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ault & Company, Inc., Delaware corporation (“A&C”), with respect to the Shares beneficially owned directly by it;

(iv)	Milton C. Ault, III, Founder and Executive Chairman of AAI and the Executive Chairman of the Issuer;

(v)	Henry C.W. Nisser, President and General Counsel of AAI and the President and a director of the Issuer;

(vi)	Joseph Spaziano, Chief Information Officer and Director of Global Mining Operations of AAI and the Chief Executive Officer of the Issuer;

(vii)	Douglas Gintz, Chief Technology Officer of AAI and the Chief Technology Officer of the Issuer; and

(viii)	Robert O. Smith, a director of AAI and a director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AAI. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Lending. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule C annexed hereto (“Schedule C”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of A&C. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of AAI and A&C is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.  The principal business address of Messrs. Ault, Spaziano, Gintz and Smith is c/o AAI, 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o AAI, 122 E. 42nd Street, 50th Floor, Suite 5000, New York, NY 10168.

(c)        AAI is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and offers colocation and hosting services for the emerging artificial intelligence ecosystems and other industries, and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, hotel operations and textiles. The principal business of each of Ault Lending and A&C is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of AAI. The principal occupation of Mr. Nisser is serving as the President and General Counsel of AAI.  The principal occupation of Mr. Spaziano is serving as the Chief Executive Officer of the Issuer.  The principal occupation of Mr. Gintz is serving as the Chief Technology Officer of AAI.  The principal occupation of Mr. Smith is serving as a C-level executive consultant.

(d)       No Reporting Person nor any person listed in Schedules A, B or C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A, B or C has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AAI and A&C are each organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Messrs. Ault, Spaziano, Gintz and Smith are each a citizen of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Schedules A, B or C is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 703 shares of Series A Convertible Redeemable Preferred Stock currently owned by Ault Lending were purchased from the Issuer for $7.03 million with working capital. 388,661 of the Shares owned by Ault Lending were purchased with its working capital. Ault Lending expended an aggregate of $366,615.78 for the purchase of the Shares. The remaining 487,814 Shares owned by Ault Lending were acquired upon the conversion of shares of Series A Convertible Redeemable Preferred Stock as well as received as payment of dividends in Shares on the shares of Series A Convertible Redeemable Preferred Stock.

The 42,000 Shares owned by A&C were purchased with its working capital. A&C expended an aggregate of $2,057.50 for the purchase of the Shares.

8,637.50 shares of Series B Convertible Preferred Stock owned by AAI were issued to it in exchange for shares of common stock of BitNile.com, Inc. owned by AAI pursuant to the Share Exchange Agreement dated February 8, 2023. The remaining 583.24 shares of Series B Convertible Preferred Stock owned by AAI were issued in lieu of cash for dividend payments on shares of Series B Convertible Preferred Stock. Such arrangements are discussed in further detail in the second and third paragraphs of Item 6 and are incorporated herein by reference. The consideration exchanged for the shares of Series B Convertible Preferred Stock owned by AAI is valued at $8,637.50 (based on the initial purchase price of the shares of common stock of BitNile.com, Inc.).

325, 150, 65, 90 and 5 shares of Series C Convertible Preferred Stock owned by Messrs. Ault, Nisser, Spaziano, Gintz and Smith, respectively, were issued to it in exchange for shares of common stock of BitNile.com, Inc. owned by Messrs. Ault, Nisser, Spaziano, Gintz and Smith, pursuant to the Share Exchange Agreement dated February 8, 2023. The remaining 21.95, 10.13, 4.22, 5.91 and 0.34 shares of Series C Convertible Preferred Stock owned by Messrs. Ault, Nisser, Spaziano, Gintz and Smith, respectively, were issued in lieu of cash for dividend payments on shares of Series C Convertible Preferred Stock. Such arrangements are discussed in further detail in the second and third paragraphs of Item 6 and are incorporated herein by reference. The consideration exchanged for the shares of Series C Convertible Preferred Stock owned by Messrs. Ault, Nisser, Spaziano, Gintz and Smith is valued at $325, $150, $65, $90 and $5, respectively (based on the initial purchase price of the shares of common stock of BitNile.com, Inc.).

603.44 of the shares of Series D Convertible Preferred Stock owned by AAI were issued to it in exchange for cancellation of $15,085,930.69 of cash advances made by AAI to the Issuer between January 1, 2023 and November 9, 2023, pursuant to the Securities Purchase Agreement dated November 14, 2023. The remaining 38.6472 shares of Series D Convertible Preferred Stock owned by AAI were issued in lieu of cash for dividend payments on shares of Series D Convertible Preferred Stock. Such arrangements are discussed in further detail in the seventh paragraph of Item 6 and are incorporated herein by reference.

The 7,000 Shares purchased by Milton C. Ault, III were purchased with personal funds. Mr. Ault expended an aggregate of $3,049.96 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 32,666,241 Shares outstanding, which is the total number of Shares outstanding as of July 5, 2024, as reported by the Issuer to the Reporting Persons.

A.	Ault Alliance, Inc.

(a)	As of the date hereof, the Reporting Person may be deemed to beneficially own 877,472,192 Shares, representing (i) 746,618,551 Shares that may be issuable upon conversion of approximately 9,220.74 shares of Series B Convertible Preferred Stock owned by the Reporting Person, (ii) 129,977,166 Shares that may be issuable upon conversion of approximately 642.09 shares of Series D Convertible Preferred Stock owned by the Reporting Person, and (iii) 876,475 Shares owned by Ault Lending. Excludes 1,015,444 Shares issuable upon conversion of 703 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending and Shares that may be issued to Ault Lending in lieu of cash for dividend payments on shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. AAI may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with Ault Lending as described in Item 2.

Percentage: 96.50%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 877,472,192

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 877,472,192

(c)	Except for approximately 18.0 shares of Series B Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, AAI has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending may be deemed to beneficially own 1,669,623 Shares, representing (i) 876,475 Shares owned by the Reporting Person and (ii) 793,148 Shares that may be issuable upon conversion of approximately 549.10 shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person. Excludes (X) 222,296 additional Shares that may be issuable upon conversion of approximately 153.90 additional shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and (Y) Shares that may be issued to the Reporting Person in lieu of cash for dividend payments on shares of Series A Convertible Redeemable Preferred Stock. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,669,623

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,669,623

(c)	Except for 31,983 Shares to have been issued on July 5, 2024 as payment of accrued dividends, Ault Lending has not entered into any transactions in the Shares during the past sixty days.

C.	Ault & Company, Inc.

(d)	As of the date hereof, the Reporting Person beneficially owns 42,000 Shares owned by the Reporting Person.

Percentage: Less than 1%

(e)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 42,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 42,000

(f)	A&C has not entered into any transactions in the Shares during the past sixty days.

D.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 877,521,192 Shares, representing (i) 7,000 Shares owned by the Reporting Person, (ii) 42,000 Shares owned by A&C, (iii) 876,475 Shares owned by Ault Lending, (iv) 746,618,551 Shares that may be issuable upon conversion of approximately 9,220.74 shares of Series B Convertible Preferred Stock owned by Ault Alliance, Inc., and (v) 129,977,166 Shares that may be issuable upon conversion of approximately 642.09 shares of Series D Convertible Preferred Stock owned by Ault Alliance, Inc. Excludes (X) 28,092,737 Shares issuable upon conversion of approximately 346.95 shares of Series C Convertible Preferred Stock owned by the Reporting Person, (Y) 1,015,444 Shares issuable upon conversion of 703 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, and (Z) Shares that may be issued to Ault Lending in lieu of cash for dividend payments. The Series A Convertible Redeemable Preferred Stock and the Series C Convertible Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending, AAI and A&C by virtue of his relationships with such entities as described in Item 2.

Percentage: 96.51%

(b)	1. Sole power to vote or direct vote: 7,000

2. Shared power to vote or direct vote: 877,514,192

3. Sole power to dispose or direct the disposition: 7,000

4. Shared power to dispose or direct the disposition: 877,514,192

(c)	Except for approximately 21.95 shares of Series C Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

E.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 1,715,656 Shares, representing Shares that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 11,250,223 additional Shares that may be issuable upon conversion of approximately 138.94 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 1,715,656

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,715,656

4. Shared power to dispose or direct the disposition: 0

(c)	Except for approximately 10.13 shares of Series C Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

F.	Joseph Spaziano

(d)	As of the date hereof, Mr. Spaziano may be deemed to beneficially own 1,715,656 Shares, representing Shares that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 3,686,797 additional Shares that may be issuable upon conversion of approximately 45.53 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

Percentage: 4.99%

(e)	1. Sole power to vote or direct vote: 1,715,656

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,715,656

4. Shared power to dispose or direct the disposition: 0

(f)	Except for approximately 4.22 shares of Series C Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, Mr. Spaziano has not entered into any transactions in the Shares during the past sixty days.

G.	Douglas Gintz

(g)	As of the date hereof, Mr. Gintz may be deemed to beneficially own 1,715,656 Shares, representing Shares that may be issuable upon conversion of approximately 21.19 shares of Series C Convertible Preferred Stock. Excludes 5,847,777 additional Shares that may be issuable upon conversion of approximately 72.22 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision.

Percentage: 4.99%

(h)	1. Sole power to vote or direct vote: 1,715,656

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,715,656

4. Shared power to dispose or direct the disposition: 0

(i)	Except for approximately 5.91 shares of Series C Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, Mr. Gintz has not entered into any transactions in the Shares during the past sixty days.

H.	Robert O. Smith

(j)	As of the date hereof, Mr. Smith may be deemed to beneficially own 432,194 Shares, representing Shares that may be issuable upon conversion of approximately 5.33 shares of Series C Convertible Preferred Stock.

Percentage: 1.31%

(k)	1. Sole power to vote or direct vote: 432,194

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 432,194

4. Shared power to dispose or direct the disposition: 0

(l)	Except for approximately 0.34 shares of Series C Convertible Preferred Stock issued on July 5, 2024 as payment of accrued dividends, Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 8, 2022, Ault Lending entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold the Ault Lending 1,200 shares of Series A Convertible Redeemable Preferred Stock, 102,881 Shares and a warrant, as amended, to purchase Shares (the “Warrant”) for a total purchase price of $12,000,000. Pursuant to the certificate of designations for the Series A Convertible Redeemable Preferred Stock, as amended, each share of Series A Convertible Redeemable Preferred Stock has a stated value of $10,833.33 and is convertible into Shares at a conversion price equal to the lesser of (1) $30.00 and (2) the higher of (A) 80% of the 10-day daily volume weighted average price and (B) $7.50. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in Ault Lending beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. The Warrant was canceled by the parties, effective November 14, 2022.

On February 10, 2023, AAI entered into a Share Exchange Agreement (the “Agreement”) with the Issuer pursuant to which AAI agreed to sell to the Issuer all of the outstanding shares of capital stock of AAI’s subsidiary, BitNile.com, Inc. (“BitNile.com”), of which approximately 86% was owned by AAI, and the remaining 14% was owned by minority shareholders (the “Minority Shareholders”), as well as the securities of Earnity, Inc. (“Earnity”) beneficially owned by BitNile.com, which represented approximately 19.9% of the outstanding equity securities of Earnity as of the date of the Agreement (the “Transaction”).

On March 6, 2023, the Transaction closed and the Issuer acquired BitNile.com and its ownership in Earnity. As consideration for the acquisition, the Issuer issued 8,637.5 shares of newly designated Series B Convertible Preferred Stock of the Issuer to AAI (the “Series B Preferred”) and 1,362.5 shares of newly designated Series C Convertible Preferred Stock of the Issuer to the Minority Shareholders (the “Series C Preferred,” and together with the Series B Preferred, the “Preferred Stock”). The Series B Preferred and the Series C Preferred each have a stated value of $10,000 per share (the “Stated Value”), for a combined stated value of the Preferred Stock issued by the Issuer of $100,000,000. The Series C Convertible Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. Further, in accordance with Exchange rules and regulations, pending approval of the transaction by the Issuer’s shareholders, the Preferred Stock combined was subject to a 19.9% beneficial ownership limitation (together with other securities beneficially owned). Following the Issuer being delisted from the Exchange, effective June 13, 2024, this blocker provision was no longer applicable.

Pursuant to the Certificates of Designations of the Rights, Preferences and Limitations of the Series B Preferred and the Series C Preferred, as amended (collectively, the “Preferred Stock Certificates”), each share of Preferred Stock is convertible into a number of Shares determined by dividing the Stated Value by $0.1235 (the “Conversion Price”). The Conversion Price will be subject to certain adjustments, including potential downward adjustment if the Issuer closes a qualified financing resulting in at least $25,000,000 in gross proceeds at a price per share that is lower than the Conversion Price then in effect. The holders of Preferred Stock will be entitled to receive dividends at a rate of 5% of the Stated Value per annum from issuance until the 10-year anniversary of issuance (the “Dividend Term”). During the first two years of the Dividend Term, dividends will be payable in additional shares of Preferred Stock rather than cash, and thereafter dividends will be payable in either additional shares of Preferred Stock or cash as each holder may elect. If the Issuer fails to make a dividend payment as required by the Preferred Stock Certificates, the dividend rate will be increased to 12% for as long as such default remains ongoing and uncured. Each share of Preferred Stock will also have an $11,000 liquidation preference in the event of a liquidation, change of control event, dissolution or winding up of the Issuer, and will rank senior to all other capital stock of the Issuer with respect thereto, except that the Series B Preferred and Series C Preferred shall rank pari passu. Each share of Preferred Stock will be entitled to vote with the Shares as set forth in the Preferred Stock Certificates. Other than certain rights granted to AAI relating to amendments or waiver of various negative covenants, the terms, rights, preferences and limitations of the Preferred Stock Certificates are essentially identical.

The Agreement provides the holders of Preferred Stock with most favored nations rights in the event the Issuer offers securities with more favorable terms than the Preferred Stock for as long as the Preferred Stock remains outstanding.

On November 14, 2023, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with AAI pursuant to which the Issuer sold to AAI 603.44 shares of newly designated Series D Convertible Preferred Stock (the “Series D Preferred Shares”) for a total purchase price of $15,085,930.69 (the “Series D Transaction”). The Series D Transaction closed on November 15, 2023 (the “Closing Date”).  The purchase price was paid by the cancellation of $15,085,930.69 of cash advances made by AAI to the Issuer between January 1, 2023 and November 9, 2023.

The terms of the Series D Preferred Shares as set forth in the Certificates of Designations of the Rights, Preferences and Limitations of the Series D Convertible Preferred Stock (the “Series D Certificate”). The Series D Preferred Shares each have a stated value of $25,000 per share (the “Series D Stated Value”). Pursuant to the Series D Certificate, each Series D Preferred Share is convertible into a number of Shares determined by dividing the Series D Stated Value by $0.1235 (the “Series D Conversion Price”). The Series D Conversion Price is subject to adjustment in the event of an issuance of Shares at a price per share lower than the Series D Conversion Price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events.

The Series D Preferred Shares holders are entitled to receive dividends at a rate of 10% of the Series D Stated Value per annum from issuance until November 14, 2033 (the “Series D Dividend Term”). During the first two years of the Series D Dividend Term, dividends will be payable, in the Issuer’s option, in additional Series D Preferred Shares rather than cash, and thereafter dividends will be payable in either additional Series D Preferred Shares or cash as the majority holder may elect. If the Issuer fails to make a dividend payment as required by the Series D Certificate, the dividend rate will be increased to 15% for as long as such default remains ongoing and uncured. Each Series D Preferred Share also has a $25,000 liquidation preference in the event of a liquidation, change of control event, dissolution or winding up of the Issuer, and ranks senior to all other capital stock of the Issuer with respect thereto other than the existing Preferred Stock, with which the Series D Preferred Shares shall have equal ranking. Each Series D Preferred Share is entitled to vote, on an as-converted basis, with the Shares at a rate of 0.9 votes per Share into which the Series D Preferred Share is convertible.

In addition, for as long as at least 25% of the Series D Preferred Shares remain outstanding, AAI must consent with respect to certain corporate events, including reclassifications, fundamental transactions, stock redemptions or repurchases, increases in the number of directors, and declarations or payment of dividends, and further the Issuer is subject to certain negative covenants, including covenants against issuing additional shares of capital stock or derivative securities, incurring indebtedness, engaging in related party transactions, selling of properties having a value of over $50,000, altering the number of directors, and discontinuing the business of any subsidiary, subject to certain exceptions and limitations.

The SPA provides the holders of Preferred Shares with most favored nations rights in the event the Issuer offers securities with more favorable terms than the Series D Preferred Shares for as long as the Series D Preferred Shares remain outstanding. Under the SPA, while any Series D Preferred Shares are outstanding, the Issuer is prohibited from redeeming or declaring or paying dividends on outstanding securities other than the Series D Preferred Shares. Further, the SPA prohibits the Issuer from issuing or amending securities at a price per share below the Series D Conversion Price, or to engage in variable rate transactions, for a period ending on the earlier of (i) four (4) years from the Closing Date and (ii) the date that AAI holds less than 250 Series D Preferred Shares.

On July 8, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Ault Alliance, Inc., Ault Lending, LLC, Ault & Company, Inc., Milton C. Ault, III, Henry C.W. Nisser, Joseph Spaziano, Douglas Gintz and Robert O. Smith, dated July 8, 2024.

99.2	Form of Securities Purchase Agreement dated June 8, 2022, by and between the Issuer and Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.3	Form of Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.4	Form of Amended and Restated Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on July 15, 2022).

99.5	Agreement dated November 22, 2022, by and between the Issuer and Ault Lending, LLC terminating the warrant and agreeing to amend the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 29, 2022).

99.6	Form of Share Exchange Agreement dated February 8, 2023, by and between the Issuer and Ault Alliance, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on February 14, 2023).

99.7	Form of Amendment to the Share Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.8	Form of Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.9	Form of Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.10	Form of Certificate of Amendment to the Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.11	Form of Certificate of Amendment to the Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.12	Form of Amended and Restated Certificate of Designation of Rights, Preferences and Limitations of Series A Convertible Redeemable Preferred Stock, dated May 9, 2023 (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on May 10, 2023).

99.13	Form of Certificate of Amendment to the Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.14	Form of Certificate of Amendment to the Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.15	Form of Securities Purchase Agreement dated November 14, 2023, by and between the Issuer and Ault Alliance, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 15, 2023).

99.16	Certificate of Designations of the Series D Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 15, 2023).

99.17	Form of Certificate of Amendment to the Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 13, 2024).

99.18	Form of Certificate of Amendment to the Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 13, 2024).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       July 8, 2024

AULT ALLIANCE, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

AULT & COMPANY, INC.
/s/ Joseph Spaziano
JOSEPH SPAZIANO	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

/s/ Douglas Gintz
DOUGLAS GINTZ

/s/ Robert O. Smith
ROBERT O. SMITH

SCHEDULE A

Officers and Directors of Ault Alliance, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 122 E. 42nd Street, 50th Floor, Suite 5000 New York, NY 10168	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	Israel

SCHEDULE B

Officers and Directors of Ault Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Ault Lending, LLC	c/o Ault Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

SCHEDULE C

Officers and Directors of Ault & Company, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman of the Board of Directors	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Vice Chairman of the Board of Directors	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 122 E. 42nd Street, 50th Floor, Suite 5000 New York, NY 10168	Sweden
Darren Magot Senior Vice President and Director	Senior Vice President of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Adam Corey Independent Director	Vice President of Marsh & McLennan	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA